EXHIBIT 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Equinox Gold Corp.
We consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-268499) of our reports dated February 21, 2024, with respect to the consolidated financial statements of Equinox Gold Corp. (the Entity), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2023, which reports appear in the Form 6-K of the Entity dated February 21, 2024.

/s/ KPMG LLP
Chartered Professional Accountants

February 21, 2024
Vancouver, Canada